INTERIM CONSOLIDATED FINANCIAL STATEMENTS

THREE AND SIX MONTHS ENDED JUNE 30, 2010

(Expressed in thousands of Canadian Dollars)
(Unaudited)

TASEKO MINES LIMITED
Interim Consolidated Balance Sheets
(Unaudited - Expressed in thousands of Canadian Dollars)

	June 30	December 31
	2010	2009
	(unaudited)
ASSETS

Current assets
Cash and equivalents	$175,147	$35,082
Restricted cash (note 10)	2,662	3,153
Marketable securities and investments (note 5)	11,940	11,856
Accounts receivable	24,682	12,505
Advances to a related party (note 8)	1,926	–
Inventory (note 6)	15,215	21,792
Prepaid expenses	2,233	2,112
Advances for equipment (note 15(a))	840	1,119
Current portion of promissory note	3,420	4,697
Asset under derivative instruments (note 12)	626	–
	238,691	92,316

Advances to joint venture (note 4)	3,231	–
Advances for equipment (note 15(a))	1,726	2,122
Reclamation deposits	22,728	29,421
Promissory note	72,166	73,400
Mineral property interests, plant and equipment (note 7)	262,163	337,836
	$600,705	$535,095

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	$15,325	$14,821
Amounts due to a related party (note 8)	–	13
Current portion of long-term credit facility (note 11)	–	21,896
Current portion of long-term loan obligations (note 9)	4,491	5,782
Current portion of deferred revenue	175	175
Current portion of royalty obligations (note 13)	3,420	11,208
Liability under derivative instruments (note 12)	–	18,935
Income taxes payable	29,594	370
Current portion of future income taxes	616	1,979
	53,621	75,179

Income taxes (note 14)	2,078	32,299
Royalty obligations (note 13)	54,834	57,621
Deferred revenue	569	656
Long-term credit facility (note 11)	–	29,609
Long-term loan obligations (note 9)	10,490	16,916
Site closure and reclamation obligation	7,866	9,807
Future income taxes	36,525	16,315
	165,983	238,402

Shareholders' equity
Share capital	336,888	323,734
Tracking preferred shares	26,642	26,642
Contributed surplus	24,819	20,318
Accumulated other comprehensive income	3,061	4,576
Retained earnings (deficit)	43,312	(78,577)
	434,722	296,693

Commitments (note 15)
	$600,705	$535,095

See accompanying notes to consolidated financial statements.

Approved by the Board of Directors

/s/ Ronald W. Thiessen	/s/ Russell E. Hallbauer
Ronald W. Thiessen	Russell E. Hallbauer
Director	Director

TASEKO MINES LIMITED
Interim Consolidated Statements of Operations and Comprehensive Income
(Unaudited - Expressed in thousands of Canadian Dollars, except per share amounts)

	Three months ended		Six months ended
	June 30, 2010	June 30, 2009	June 30, 2010	June 30, 2009

Revenue
Copper	$54,501	$49,969	$125,718	$87,749
Molybdenum	1,952	2,663	6,243	5,055
	56,453	52,632	131,961	92,804
Cost of sales	37,166	33,812	76,984	65,468
Depletion, depreciation and amortization	1,902	2,142	4,482	4,052
Operating profit	17,385	16,678	50,495	23,284

Expenses (income)
Accretion of reclamation obligation	197	239	453	473
Exploration	1,519	549	2,500	1,083
Foreign exchange gain	(2,774)	(7,941)	(3,364)	(5,011)
Gain on sale of marketable securities	(765)	–	(1,114)	–
Gain on convertible bond repurchase	–	(682)	–	(682)
General and administration	3,270	2,104	6,055	4,433
Interest accretion on convertible debt	–	538	–	1,104
Interest and other income (note 14)	(10,611)	(1,987)	(12,241)	(4,171)
Interest expense	731	2,227	2,832	4,445
Loss on prepayment of credit facility (note 11)	–	–	834	–
Premium paid on the redemption of royalty obligation (note 13)	–	–	1,302	–
Realized loss on derivative instruments (note 12)	3,881	–	11,542	–
Stock-based compensation	1,110	1,581	6,564	2,238
	(3,442)	(3,372)	15,363	3,912

Earnings before other items	20,827	20,050	35,132	19,372

Other items
Gain on contribution to the joint venture (note 4)	–	–	97,382	–
Unrealized gain (loss) on derivative instruments (note 12)	8,910	(2,709)	16,401	(2,709)
Earnings before income taxes	29,737	17,341	148,915	16,663

Current income tax expense (recovery) (note 14)	(24,462)	(1,181)	7,963	2,762
Future income tax expense (recovery)	8,759	7,117	19,063	(1,012)

Net earnings for the period	$45,440	$11,405	$121,889	$14,913

Other comprehensive income (loss)
Unrealized gain (loss) on available-for-sale reclamation deposit	94	(346)	15	(1,005)
Unrealized gain on available-for-sale marketable securities	(817)	4,149	(715)	6,726
Reclassification of realized (loss) on sale of marketable securities	(682)	–	(1,031)	–
Tax effect	175	(476)	216	(865)
Other comprehensive income (loss)	$(1,230)	$3,327	$(1,515)	$4,856

Total comprehensive income	$44,210	$14,732	$120,374	$19,769

Earnings per share
Basic	$0.24	$0.07	$0.66	$0.09
Diluted	$0.24	$0.06	$0.64	$0.09

Weighted average number of common shares outstanding (expressed in thousands)
Basic	186,352	174,377	185,251	163,841
Diluted	192,785	179,822	191,684	169,285

See accompanying notes to consolidated financial statements.

TASEKO MINES LIMITED
Interim Consolidated Statements of Shareholders' Equity
(Expressed in thousands of Canadian Dollars, except for per share and share amounts)

		Six months ended		Year ended
		June 30, 2010		December 31, 2009
		(unaudited)

Common shares	Number of shares		Number of shares
Balance at beginning of the period	182,924,664	$323,734	153,187,116	$285,690
Share purchase options at $1.00 per share	467,500	468	893,750	894
Share purchase options at $1.15 per share	1,236,667	1,422	66,333	76
Share purchase options at $1.71 per share	100,667	172	33,666	58
Share purchase options at $1.90 per share	–	–	7,000	13
Share purchase options at $2.07 per share	20,000	41	50,000	103
Share purchase options at $2.18 per share	32,000	70	100,000	218
Share purchase options at $3.07 per share	35,000	107	11,000	34
Share purchase options at $4.03 per share	60,000	242	–	–
Share purchase options at $4.50 per share	52,000	234	–	–
Share purchase options at $4.77 per share	4,000	19	–	–
Fair value of stock options allocated to shares issued on exercise	–	2,063	–	2,108
Shares issued for the purchase of royalty interest (note 13)	1,556,355	7,813	–	–
Shares issued for donation	125,000	503	–	–
Equity financings at $1.45 per share, net of issue costs	–	–	19,490,084	26,817
Warrants exercised	–	–	9,085,715	7,723
Balance at end of the period	186,613,853	336,888	182,924,664	323,734

Equity component of convertible debt
Balance at beginning of the period		–		3,832
Repurchase of convertible bond		–		(3,832)
Balance at end of the period		–		–

Tracking preferred shares
Balance at beginning and end of the period		26,642		26,642

Contributed surplus
Balance at beginning of the period		20,318		14,561
Stock-based compensation		6,564		5,696
Repurchase of convertible bond		–		2,169
Fair value of stock options allocated to shares issued on exercise		(2,063)		(2,108)
Balance at end of the period		24,819		20,318

Accumulated other comprehensive income (loss)
Balance at beginning of the period		4,576		(6,680)
Unrealized gain (loss) on reclamation deposits		15		(1,040)
Unrealized gain (loss) on available-for-sale marketable securities		(715)		14,263
Reclassification of realized gain on sale of marketable securities		(1,031)		(188)
Tax effect		216		(1,779)
Balance at end of the period		3,061		4,576

Retained earnings (deficit)
Balance at beginning of the period		(78,577)		(89,138)
Net earnings for the period		121,889		10,561
Balance at end of the period		43,312		(78,577)

TOTAL SHAREHOLDERS' EQUITY		$434,722		$296,693

See accompanying notes to consolidated financial statements.

TASEKO MINES LIMITED
Interim Consolidated Statements of Cash Flows
(Unaudited - Expressed in thousands of Canadian Dollars)

	Three months ended		Six months ended
	June 30, 2010	June 30, 2009	June 30, 2010	June 30, 2009

Operating activities
Net earnings for the period	$45,440	$11,405	$121,889	$14,913
Items not involving cash
Accretion of reclamation obligation	197	239	453	473
Depreciation, depletion and amortization	1,902	2,142	4,482	4,052
Unrealized foreign exchange loss (gain)	(118)	(5,609)	(1,878)	(3,826)
Future income taxes	8,759	7,117	19,063	(1,012)
Gain on contribution to the joint venture (note 4)	–	–	(97,382)	–
Gain on convertible debt repurchase	–	(682)	–	(682)
Gain on sale of marketable securities	(765)	–	(1,114)	–
Interest accretion on convertible debt	–	538	–	1,104
Interest accretion on long-term credit facility	–	–	211	–
Loss on prepayment of credit facility (note 11)	–	–	834	–
Non cash donation expense	–	–	503	–
Premium paid on the redemption of royalty obligation (note 13)	–	–	1,302	–
Site closure and reclamation expenditures	(33)	(843)	(40)	(979)
Stock-based compensation	1,110	1,581	6,564	2,238
Unrealized gain (loss) on derivative instruments	(8,910)	2,709	(16,401)	2,709
Changes in non-cash operating working capital
Accounts payable and accrued liabilities	(4,556)	(26,891)	504	(37,474)
Accounts receivable	(9,261)	(761)	(12,176)	(3,336)
Accrued interest recovery (expense) on royalty obligation	316	335	(4,064)	(2,714)
Accrued interest income on promissory note	(1,098)	(1,103)	2,511	1,199
Amounts due to a related party	(2,190)	(1,663)	(1,939)	(1,235)
Deferred revenue	(9,052)	(44)	(88)	(88)
Income taxes payable	(33,026)	(1,349)	(995)	1,870
Inventory	4,667	2,488	1,340	2,865
Liability under derivative instruments	(2,587)	–	(3,160)	–
Prepaid expenses	(882)	(425)	(505)	(2,323)
Cash provided by (used for) operating activities	(10,087)	(10,816)	19,914	(22,246)

Investing activities
Accrued interest income on reclamation deposits	(270)	(274)	(538)	(1,296)
Funds released from restricted cash	(1,005)	(2,326)	609	2,074
Funds released from reclamation deposits	–	–	–	3,900
Investment in marketable securities	(3,200)	–	(3,200)	–
Proceeds from contribution to the joint venture (note 4)	–	–	186,811	–
Proceeds from sale of marketable securities	1,541	–	2,400	–
Purchase of property, plant and equipment	(3,903)	(4,291)	(12,302)	(12,558)
Advances to joint venture (note 4)	(3,231)	–	(3,231)	–
Cash provided by (used for) investing activities	(10,068)	(6,891)	170,549	(7,880)

Financing activities
Capital lease payments	(654)	–	(1,513)	–
Common shares issued for cash, net of issue costs	949	34,841	2,774	34,841
Principal repayment of loan obligations	(377)	–	(869)	–
Repayment of bank indebtedness	–	–	–	(5,737)
Proceeds from loan obligations	–	2,416	–	1,658
Repayment (proceeds) of long term credit facility (note 11)	–	–	(50,790)	36,252
Re-purchase of convertible debt	–	(8,408)	–	(8,408)
Cash provided by (used for) financing activities	(82)	28,849	(50,398)	58,606

Increase (decrease) in cash and equivalents	(20,237)	11,142	140,065	28,480
Cash and equivalents, beginning of period	195,384	21,925	35,082	4,587

Cash and equivalents, end of period	$175,147	$33,067	$175,147	$33,067

See accompanying notes to consolidated financial statements.

TASEKO MINES LIMITED
Notes to Interim Consolidated Financial Statements
For the three and six months ended June 30, 2010 and 2009
(Unaudited – Expressed in thousands of Canadian dollars, except per ounce figures, unless stated otherwise)

1.	NATURE OF OPERATIONS AND BASIS OF PRESENTATION

Taseko Mines Limited (the "Company") is engaged in mining and mine development. The Company operates one mine, and holds two advanced stage projects and one exploration property, all located in British Columbia, Canada. These are the Gibraltar copper-molybdenum mine, the Prosperity gold-copper project, the Harmony gold project and the Aley niobium property.

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. They do not include all the disclosures as required for annual financial statements under generally accepted accounting principles. These interim consolidated financial statements should be read in conjunction with the Company's annual consolidated financial statements for the year ended December 31, 2009, which are available through the internet on SEDAR at www.sedar.com.

These interim consolidated financial statements include the accounts of the Company and its subsidiaries. Interests in joint ventures are accounted for using the proportionate consolidation method. Under this method, the Company includes in its accounts the Company's proportionate share of assets, liabilities, revenues, and expenses. These consolidated financial statements include the Company's pro-rata share of its 75% interest in the Gibraltar Joint Venture since its formation on March 31, 2010 (note 4).

All material intercompany accounts and transactions have been eliminated.

Operating results for the six months ended June 30, 2010 are not necessarily indicative of the results that may be expected for the full fiscal year ending December 31, 2010.

2.	SIGNIFICANT ACCOUNTING POLICIES

These interim consolidated financial statements follow the same accounting policies and methods of application as the Company's most recent audited annual financial statements for the financial year ended December 31, 2009, except as described in note 3.

3.	CHANGES IN ACCOUNTING POLICIES

(a)	New Accounting Standards Adopted:

As a result of the Company’s joint venture over the Gibraltar Mine (note 4) on March 31, 2010, the Company has adopted the following standard on a prospective basis with no restatement to prior period financial statements.

CICA 3055 – "Interests in Joint Ventures"

The Company's interests in jointly controlled assets (note 4) are accounted for using proportionate consolidation. The Company combines its share of the joint venture’s individual income and expenses, assets and liabilities and cash flows on a line-by-line basis with similar items in the Company's financial statements. The Company recognizes the portion of gains or losses on the sale of assets by the Company to the joint venture that is attributable to the other venturers. The Company does not recognize its share of profits or losses from the joint venture that result from the Company's purchase of assets from the joint venture until it resells the assets to an independent party. However, a loss on the transaction is recognized immediately if the loss provides evidence of a reduction in the net realizable value of current assets, or an impairment loss.

TASEKO MINES LIMITED
Notes to Interim Consolidated Financial Statements
For the three and six months ended June 30, 2010 and 2009
(Unaudited – Expressed in thousands of Canadian dollars, except per ounce figures, unless stated otherwise)

(b)	New Accounting Standards Not Yet Adopted:

(i)       International Financial Reporting Standards ("IFRS")

The Accounting Standards Board ("AcSB") has announced its decision to replace Canadian generally accepted accounting principles ("Canadian GAAP") with IFRS for all Canadian publicly-listed companies. The AcSB announced that the changeover date will commence for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date for the Company to changeover to IFRS will be January 1, 2010. Therefore, the IFRS adoption will require the restatement for comparative purposes of amounts reported by the Company for the year ending December 31, 2010. The Company has already established a formal project plan, allocated internal resources and engaged expert consultants, monitored by a steering committee to manage the transition from Canadian GAAP to IFRS reporting.

(ii)      Business Combinations, Consolidated Financial Statements, Non-Controlling Interests

The AcSB issued CICA Sections 1582, Business Combinations, 1601, Consolidated Financial Statements, and 1602, Non-Controlling Interests, which superseded current Sections 1581, Business Combinations, and 1600, Consolidated Financial Statements. These new Sections replace existing guidance on business combinations and consolidated financial statements to harmonize Canadian accounting for business combinations with IFRS. These Sections will be applied prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011. Earlier adoption is permitted. If an entity applies these Sections before January 1, 2011, it is required to disclose that fact and apply each of the new sections concurrently. The Company is currently evaluating the impact of the adoption of these changes on its consolidated financial statements.

4.	GIBRALTAR JOINT VENTURE

On March 31, 2010 (the "Effective Date"), the Company entered into a Joint Venture Formation Agreement (the "JVFA") with Cariboo Copper Corp. ("Cariboo") to establish an unincorporated joint venture, the Gibraltar Joint Venture (the "Joint Venture"), over the Gibraltar Mine. The Company and Cariboo (the "Venturers") hold a 75% and a 25% beneficial interest in the Joint Venture, respectively.

Under the JVFA, the Company contributed certain assets and liabilities of the Gibraltar Mine with a deemed fair value of $747,245 to the Joint Venture on the Effective Date. Cariboo paid the Company $186,811 to acquire a 25% interest in the Joint Venture. The Company continues to be the operator of the Gibraltar Mine under a Joint Venture Operating Agreement.

TASEKO MINES LIMITED
Notes to Interim Consolidated Financial Statements
For the three and six months ended June 30, 2010 and 2009
(Unaudited – Expressed in thousands of Canadian dollars, except per ounce figures, unless stated otherwise)

The assets and liabilities contributed by the Company to the Joint Venture were mineral property interests, plant and equipment, inventory, prepaid expenses, reclamation deposits, capital lease obligations, and site closure and reclamation obligations.

As part of the JVFA, the Company and Cariboo have votes equal to their interest in the Joint Venture. However, certain key strategic, operating, investing and financing policies of the Joint Venture require unanimous approval from the Venturers such that neither of the Venturers is in a position to exercise unilateral control over the Joint Venture.

At March 31, 2010, there was a gain of $389,528 on the Company's contribution to the Joint Venture, of which $97,382 was recognized, based on the 25% investment by Cariboo. The remaining 75% of the gain related to the Company's interest in the Joint Venture has been eliminated upon consolidation.

The Company was required to ensure that the Joint Venture had 30 days of working capital for operations upon commencement of the Joint Venture. The Company funded this working capital requirement and has recorded an advance to Joint Venture in the amount of $3,231 as at June 30, 2010.

Included within the assets and liabilities of the Company as at June 30, 2010 is the Company's 75% interest in the assets and liabilities of the Joint Venture as follows:

June 30, 2010
Assets
Current assets	$58,131
Advances for equipment	2,027
Reclamation deposits	22,438
Mineral property interests, plant and equipment, net	252,710

Liabilities
Current liabilities	$22,831
Long-term liabilities	10,490
Site closure & reclamation obligation	7,866

Included within the Company’s statement of operations and comprehensive income for the three months ended June 30, 2010 are the Company's 75% interest in the operations of the Joint Venture as follows:

Three months ended
June 30, 2010
Revenues	$45,847
Operating expenses	31,808
Depreciation and depletion	3,488
Other (income) expenses	349
Income and mining taxes	468
Other comprehensive income	95
Total comprehensive income	$9,829

TASEKO MINES LIMITED
Notes to Interim Consolidated Financial Statements
For the three and six months ended June 30, 2010 and 2009
(Unaudited – Expressed in thousands of Canadian dollars, except per ounce figures, unless stated otherwise)

Included within the cash flows of the Company for the three months ended June 30, 2010, are the Company's 75% interest in the cash flows of the Joint Venture as follows:

Three months ended
June 30, 2010
Operating activities	$11,018
Investing activities	(3,666)
Financing activities	13,292

5.	MARKETABLE SECURITIES AND INVESTMENTS

	As at June 30, 2010
		Unrealized
	Cost	gain (loss)	Fair value
Continental Minerals Corporation – common shares	$5,657	$3,396	$9,053
Investment in other public company	3,199	(312)	$2,887
	$8,856	$3,084	$11,940

	As at December 31, 2009
		Unrealized
	Cost	gain	Fair value
Continental Minerals Corporation – common shares	$7,026	$4,830	$11,856

As at June 30, 2010, the Company held 4,481,526 (December 31, 2009 – 5,566,126) shares of Continental Minerals Corporation ("Continental"), a Canadian public company with certain directors in common with the Company. The Company also held 1,355,700 shares of an unrelated Canadian public company at June 30, 2010 (December 31, 2009 – nil).

6.	INVENTORY

	June 30	December 31
	2010	2009
Copper concentrate	$4,133	$5,830
Ore in-process	983	1,897
Copper cathode	987	178
Molybdenum	78	70
Materials and supplies	9,034	13,817
	$15,215	$21,792

TASEKO MINES LIMITED
Notes to Interim Consolidated Financial Statements
For the three and six months ended June 30, 2010 and 2009
(Unaudited – Expressed in thousands of Canadian dollars, except per ounce figures, unless stated otherwise)

7.	MINERAL PROPERTY INTERESTS, PLANT AND EQUIPMENT

	June 30, 2010
	Cost	Accumulated	Net book value
		amortization
Buildings and equipment	$4,711	$2,236	$2,475
Mine equipment	104,079	9,269	94,810
Plant and equipment	78,572	6,296	72,276
Vehicles	2,933	1,357	1,576
Computer equipment	2,543	2,396	147
Social assets	301	–	301
Deferred pre-stripping costs	39,401	5,213	34,188
Construction in progress	19,273	–	19,273
Assets under capital lease	13,666	431	13,235
Asset retirement costs	207	–	207
Net asset retirement obligation adjustment	(4,061)	–	(4,061)
Total Gibraltar Mine	$261,625	$27,198	$234,427

Other equipment and leasehold improvements	$1,432	$324	1,108
Total mineral property interests			26,628
Mineral properties, plant and equipment			$262,163

	December 31, 2009
		Accumulated
	Cost	amortization	Net book value
Buildings and equipment	$6,281	$2,807	$3,474
Mine equipment	93,043	11,265	81,778
Plant and equipment	104,449	6,824	97,625
Vehicles	2,856	1,593	1,263
Computer equipment	3,390	3,130	260
Social assets	402	–	402
Deferred pre-stripping costs	52,535	5,307	47,228
Construction in progress	60,616	–	60,616
Assets under capital lease	18,222	333	17,889
Asset retirement costs	62	–	62
Net asset retirement obligation adjustment	(5,608)	–	(5,608)
Total Gibraltar Mine	$336,248	$31,259	$304,989

Other equipment and leasehold improvements	$423	$207	216
Total mineral property interests			32,631
Mineral properties, plant and equipment			$337,836

As at June 30, 2010, approximately $19,273 (December 31, 2009 – $60,616) of plant and equipment was under construction, and consequently was not amortized during the period.

TASEKO MINES LIMITED
Notes to Interim Consolidated Financial Statements
For the three and six months ended June 30, 2010 and 2009
(Unaudited – Expressed in thousands of Canadian dollars, except per ounce figures, unless stated otherwise)

8.	RELATED PARTY TRANSACTIONS AND BALANCES

Transactions	Three months ended		Six months ended
		June 30		June 30
	2010	2009	2010	2009
Joint Venture – Management fee income (note 8(b))	$188	$–	$188	$-
Hunter Dickinson Services Inc. (note 8(a)) – Services rendered to the Company and reimbursement of third party expenses	$611	$777	$1,193	$1,529

Due to (from) related parties:	June 30, 2010	December 31, 2009
Gibraltar Joint Venture (note 8(d))	$(2,157)	$-
Hunter Dickinson Services Inc.	231	13
	$(1,926)	$13

(a)	Hunter Dickinson Services Inc. ("HDSI")

HDSI is a private company which until recently was owned equally by eight public companies, one of which was Taseko. During the first quarter, the Company sold its interest in HDSI for nominal value. HDSI has certain directors in common with the Company and provides geological, corporate development, administrative and management services to, and incurs third party costs on behalf of, the Company and its subsidiaries on a full cost recovery basis per agreement dated June 1, 2008. On July 2, 2010, the HDSI services agreement was modified and services will be provided based on annually set rates. Transactions with HDSI are reflected in the Company's statement of operations and comprehensive income and are measured at the exchange amount based on the agreement. Advances are interest bearing and due on demand.

(b)	Management Fee

Under the terms of the Joint Venture Operating Agreement, the Joint Venture pays a management fee to the Company for services rendered by the Company to the Joint Venture as operator of the Gibraltar Mine. During the three month ended June 30, 2010, the Company earned $750 in the management fees of which 25% in the amount $188 (2009 – nil) was recorded in the Company’s accounts as other income.

(c)	Investment in Common Shares

The Company holds common shares of Continental Minerals Corporation, a public company related by virtue of certain directors in common (note 5).

(d)	Gibraltar Joint Venture (Note 4)

During the three month period ended June 30, 2010, the Company funded the Joint Venture’s working capital requirements in excess of the budgeted expenditures of the Joint Venture. The Company has recorded a receivable from the Joint Venture in the amount of $2,157 as at June 30, 2010.

TASEKO MINES LIMITED
Notes to Interim Consolidated Financial Statements
For the three and six months ended June 30, 2010 and 2009
(Unaudited – Expressed in thousands of Canadian dollars, except per ounce figures, unless stated otherwise)

9.	LONG-TERM LOAN OBLIGATIONS

Future obligations under capital leases and long-term loans are as follows

As at June 30, 2010	Capital Lease	Long-Term	Total Long-Term
	Obligations (a)	Equipment Loan (b)	Loan Obligations
2010	$1,808	$1,013	$2,821
2011	3,200	2,026	5,226
2012	3,161	3,533	6,694
Thereafter until 2013	1,959	–	1,959
Total payments	$10,128	$6,572	$16,700
Less: interest portion	(934)	(785)	(1,719)
Present value of obligations	$9,194	$5,787	$14,981
Current portion	(2,900)	(1,591)	(4,491)
Non-current portion	$6,294	$4,196	$10,490

As at December 31, 2009	Capital Lease	Long-Term	Total Long-Term
	Obligations (a)	Equipment Loan (b)	Loan Obligations
2010	$4,543	$2,701	$7,244
2011	4,266	2,701	6,967
2012	4,215	4,710	8,925
Thereafter until 2013	2,612	–	2,612
Total payments	$15,636	$10,112	$25,748
Less: interest portion	(1,648)	(1,402)	(3,050)
Present value of obligations	$13,988	$8,710	$22,698
Current portion	(3,750)	(2,032)	(5,782)
Non-current portion	$10,238	$6,678	$16,916

(a)	Capital Lease Obligations

Included in property, plant and equipment are mining equipment that the Joint Venture acquired pursuant to three to four year capital lease agreements.

Capital lease obligations as detailed above are secured over plant and equipment and are repayable in monthly installments with fixed interest rates. The capital lease obligations bear fixed interest rates ranging from 5.93% to 8.80% per annum.

(b)	Long-Term Equipment Loan

The Joint Venture has 36-month term equipment loan agreements to finance the purchase of equipment for the Gibraltar Mine. The loans are secured by the underlying equipment at the Gibraltar Mine.

The equipment loans are repayable commencing one month after inception in equal monthly installments in the amount of $169 until 2012. The last installment is payable in 2012 in the amount of $2,131. The equipment loans bear a fixed interest rate of 8.6% per annum.

TASEKO MINES LIMITED
Notes to Interim Consolidated Financial Statements
For the three and six months ended June 30, 2010 and 2009
(Unaudited – Expressed in thousands of Canadian dollars, except per ounce figures, unless stated otherwise)

10.	RESTRICTED CASH

The Company has pledged $2,662 (US$2,500) (December 31, 2009 – nil) of cash as collateral in favor of Investec Bank plc ("Investec") in relation to the Company's producer put and call option contract with Investec (note 12).

During the year ended December 31, 2009, the Company had pledged $3,153 (US$3,000) as a cash collateral in favour of Credit Suisse to obtain a waiver on a certain clause in the term facility agreement with Credit Suisse. During the three months ended March 31, 2010, these funds were released from restriction due to the prepayment of the term facility (note 11).

11.	LONG-TERM CREDIT FACILITY

In February 2009, the Company entered into and drew upon a US$30,000 36-month term facility agreement (the "Facility") with Credit Suisse. In September 2009, the Company and Credit Suisse, as Facility Agent, and Investec Bank plc ("Investec") amended the Facility to increase the existing Facility by an additional US$20,000 and the Company drew an additional US$20,000. Under the amended facility agreement, the US$50,000 Facility was repayable commencing April 2010 and every second month thereafter in equal installments of US$4,167 until February 2012. The Facility bore interest at LIBOR plus 5 percent which was due and payable bi-monthly. The long-term credit facility security provided under the terms of the relevant agreements included certain equipment of the Gibraltar Mine, a general security pledge, and the treatment and refining off-take agreement (note 15(b) and (c)) in addition to a corporate guarantee.

During the first quarter of 2010, the Company repaid the Facility. A loss of $834 was recorded in the Company's statement of operations as a result of the early pre-payment of the Facility. The continuity of the Facility is as follows:

Balance at December 31, 2009	$51,505.
Accretion for the period	211
Foreign exchange loss (gain)	(1,760)
Prepayment of Facility	(50,790)
Loss on prepayment of facility	834
Balance at June 30, 2010	$–

TASEKO MINES LIMITED
Notes to Interim Consolidated Financial Statements
For the three and six months ended June 30, 2010 and 2009
(Unaudited – Expressed in thousands of Canadian dollars, except per ounce figures, unless stated otherwise)

12.	DERIVATIVE FINANCIAL INSTRUMENTS

Consistent with the Company's existing strategy to manage its operating margins effectively in volatile copper markets, the Company entered into producer put and call option contracts for approximately 50% of its targeted copper production to the end of 2010. Contracts outstanding at June 30, 2010 are as follows:

	Floor Price	Cap Price	Purchased metric
Contract Period	US$/lb	US$/lb	tonnes (mt) of copper
July to December 2010	$ 2.50	$ 3.95	9,000

Under the terms of the contract, the Company will receive the prevailing market copper price while within the price range. Should the market price be outside the price range, the Company will receive a minimum of the floor price or a maximum of the cap price if the market price is below the floor price and above the cap price, respectively.

For accounting purposes, the Company determined that these contracts are derivative financial instruments that should be measured at fair value at each reporting date with all changes in fair value included in the net earnings (loss) in the period in which they arise. During the six month period ended June 30, 2010, the Company recorded a mark-to-market net gain of $4,859 (Three month period ended June 30, 2010 – $5,029) of which a loss of $11,542 was realized (Three month period ended June 30, 2010 – $3,881). The Company recorded an unrealized gain of $16,401 on contracts outstanding as at June 30, 2010.

The fair value of contracts outstanding at June 30, 2010 is as follows:

				Fair Value
	Strike Price	Notional Quantity		(Liability)/Asset
Option	US$/lb	mt of copper	Due Date	US$
Call option	$ 3.95	9,000	Dec 31, 2010	$(372)

Put option	$ 2.50	9,000	Dec 31, 2010	$960

Total Fair Value of Contracts (in USD)				$588
Total Fair Value of Contracts (in CAD)				$626

The following table reconciles the Company's derivative financial instruments measured at fair value from January 1, 2010 to June 30, 2010:

Fair value
measurements
Balance at December 31, 2009	$(18,935)
Purchases	–
Settlements	14,702
Gain included in net income	4,859
Balance at June 30, 2010	$626

TASEKO MINES LIMITED
Notes to Interim Consolidated Financial Statements
For the three and six months ended June 30, 2010 and 2009
(Unaudited – Expressed in thousands of Canadian dollars, except per ounce figures, unless stated otherwise)

13.	ROYALTY OBLIGATIONS

	June 30, 2010	December 31, 2009
Royalty Agreement – Red Mile No. 2 LP	$58,254	$62,318
Gibraltar Royalty LP	–	6,511
Total royalty obligations	$58,254	$68,829

(a)	Gibraltar Royalty LP

During 2009, the Company entered into an agreement with an unrelated investment partnership, Gibraltar Royalty Limited Partnership ("GRLP") whereby Gibraltar sold to GRLP a production royalty for $6,511 cash.

Annual royalties were payable by Gibraltar to GRLP at rates ranging from $0.003 per pound to $0.004 per pound of copper produced during the period from September 1, 2009 to December 31, 2030 (the "Royalty Period"). For the three and six months ended June 30, 2010, Gibraltar paid $65 and $nil respectively to GRLP. These royalty payments were recognized as an expense during the period.

The Company classified the principal balance of royalty obligation as a current financial liability to be settled in a future period. The Company had a pre-emptive option to repurchase ("call") the royalty obligation by acquiring the GRLP partnership units during the period from March 1, 2010 to December 31, 2012 in consideration of a payment which is equal to the funds received by the Company plus a 20% premium payable in the Company's shares or cash. GRLP also had a right to sell ("put") its GRLP partnership units to the Company at fair value during the period from April 1, 2012 to December 31, 2012. However, this "put" right was subject to the Company's pre- emptive right to exercise the "call" in advance of any "put" being exercised and completed.

On March 24, 2010, the Company exercised its "call" option through the issuance of 1,556,355 shares of the Company. The 1,556,355 shares were recorded at $7,813 in the Company's accounts to settle the carrying value of royalty obligation in the amount of $6,511. A premium of $1,302 was recorded in the Company's statement of operations as a result of the exercise of the call option. Consequently, at June 30, 2010, no amounts were owed to GRLP (December 31, 2009 – $6,511).

14.	TAX AND INTEREST RECOVERIES

During the three and six months ended June 30, 2010, provisions for certain long term income tax liabilities and associated interest relating to historical tax estimates for the 2004 fiscal year for one of the Company’s subsidiaries were reversed. Management believes the likelihood of this provision being realized would be unlikely. Consequently, the Company included the reversal of this tax provision in its statement of operations and recognized a reversal of income tax in the amount of $22,523 (three and six months ended June 30, 2009 – $nil) and interest in the amount of $8,098 (three and six months ended June 30, 2009 – $nil).

TASEKO MINES LIMITED
Notes to Interim Consolidated Financial Statements
For the three and six months ended June 30, 2010 and 2009
(Unaudited – Expressed in thousands of Canadian dollars, except per ounce figures, unless stated otherwise)

15.	COMMITMENTS

(a)	Advances for equipment

As at June 30, 2010, the Joint Venture paid $2,566 in advance deposits for equipment to be received in subsequent periods, of which $840 has been classified as current. The Joint Venture is further committed to equipment purchases in relation to its expansion activities in the amount of $17,566.

(b)	Treatment and refining agreement

The Joint Venture has an agreement with MRI Trading AG, a Swiss-based metal trading company, for the treatment and refining certain of copper concentrate from the Gibraltar. Under the terms of the agreement, the Joint Venture has secured long-term and fixed rates for processing copper concentrate until December 31, 2014. The Joint Venture has the right to price payable copper within the concentrate based on a quotational period, declared prior to, and covering each ensuing calendar year.

(c)	Off-Take Agreement

As part of the JVFA, the Joint Venture entered into an off-take agreement with Cariboo for the treatment and refining of certain of copper concentrate from the Gibraltar Mine. Under the terms of the off-take agreement, the Joint Venture has secured long-term and fixed rates for processing copper concentrate. The Joint Venture has the right to price payable copper within the concentrate based on a quotational period, declared prior to, and covering each ensuing calendar year

(d)	Franco-Nevada Gold Stream Transaction

In May 2010, the Company entered into a gold production stream transaction with Franco- Nevada Corporation ("Franco Nevada") under which Franco-Nevada purchased a gold stream covering 22% of the life-of-mine gold to be produced by the Company from its proposed Prosperity Gold and Copper Mine. Commencing with the construction of the Prosperity Mine, the Company is to receive from Franco-Nevada funding in staged deposits totaling US$350,000 (the "Deposit"). Upon delivery of gold to Franco Nevada once the Prosperity Mine is in production, fixed price payments are to be made to the Company equal to the lesser of US$400 per ounce and the spot price at the time of sale (subject to certain adjustments).

Under the terms of the agreements with Franco-Nevada, the unpaid amount of the Deposit will remain refundable until it is reduced to nil. The Deposit will be reduced by an amount equal to the difference between the spot price of gold and the US$400 per ounce fixed price, multiplied by the total ounces of gold delivered to Franco-Nevada. If at the end of the initial 40–year term of the arrangement the Deposit has not been reduced to nil, the Company is to refund the outstanding portion of the Deposit to Franco-Nevada.

TASEKO MINES LIMITED
Notes to Interim Consolidated Financial Statements
For the three and six months ended June 30, 2010 and 2009
(Unaudited – Expressed in thousands of Canadian dollars, except per ounce figures, unless stated otherwise)

16.	SUPPLEMENTARY CASH FLOW DISCLOSURES

In addition to the non-cash operating, financing and investing activities primarily disclosed, the Company's non-cash operating, financing and investing activities were as follows:

	Three months ended		Six months ended
		June 30		June 30
	2010	2009	2010	2009
Shares issued for donation	$–	$–	$503	$–
Shares issued for redemption of royalty obligation	$–	$–	$7,813	$–
Fair value of stock options transferred to share capital from contributed surplus on exercise of options	$688	$88	$2,063	$88